UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On April 29, 2022, Ostin Technology Group Co., Ltd. (the “Company”) consummated its initial public offering (“IPO”) of 3,881,250 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), including 506,250 additional Ordinary Shares issued pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $4.00 per share, generating gross proceeds to the Company of $15,525,000 before deducting underwriting discounts and commissions and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333- 253959) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2021 (as amended, the “Registration Statement”) was declared effective by the Commission on April 26, 2022.

In connection with the IPO, the Company entered into the following agreements:

●	An Underwriting Agreement, dated April 26, 2022, by and among the Company, Prime Number Capital LLC and Shengang Securities Company Limited, as representatives of the several underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	Indemnification Escrow Agreement, dated April 29, 2022, by and among the Company, Prime Number Capital LLC and Wilmington Trust, National Association, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Other Events.

In connection with the IPO, the Company adopted a code of ethics, an audit committee charter, a compensation committee charter and a nominating and corporate governance committee charter, a copy of which is attached as Exhibit 14.1, 99.1, 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.

On April 26, 2022, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.4 to this Current Report on Form 6-K.

On April 29, 2022, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.5 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1+	Underwriting Agreement, dated April 26, 2022, by and among the Company, Prime Number Capital LLC and Shengang Securities Company Limited.
10.1+	Indemnification Escrow Agreement, dated April 29, 2022, by and among the Company, Prime Number Capital LLC and Wilmington Trust, National Association.
14.1	Code of Ethics.
99.1	Audit Committee Charter.
99.2	Compensation Committee Charter.
99.3	Nominating and Corporate Governance Committee Charter.
99.4	Press Release, dated April 26, 2022.
99.5	Press Release, dated April 29, 2022.

+	Certain exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted exhibits and schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: May 5, 2022

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